INTERIM	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918
REPORT FIRST QUARTER 2018

Q1 2018 HIGHLIGHTS

■	Net sales growth of 5 percent, like-for-like1)
■	Mobile end-user service revenue growth of 4 percent and EBITDA growth of 6 percent, like-for-like1)
■	Adjusted for two non-cash one-off items, mobile end-user service revenue grew 5 percent and EBITDA grew 9 percent
■	Rolling 12 months operating cash flow2) growth of 26 percent
■	Kazakhstan reached the EBITDA margin target level of 30 percent earlier than expected
■	Updated financial framework for the combined company, post the proposed merger with Com Hem, aiming for:
–– Net debt to EBITDA target range of 2.5–3.0x
–– Ordinary dividend of at least 80 percent of equity free cash flow
–– Extraordinary dividends and/or share repurchases to maintain target leverage

Key Financial Data

	Q1
SEK million	2018	2017	%
Net sales	6,221	5,945	5
Net sales, like-for-like1)	6,221	5,950	5
Mobile end-user service revenue	3,372	3,263	3
Mobile end-user service revenue, like-for-like1)	3,372	3,256	4
EBITDA	1,628	1,523	7
EBITDA, like-for-like1)	1,628	1,529	6
EBIT	952	782	22
EBIT excluding items affecting comparability (Note 3)	1,022	887	15
Net profit	590	495	19
Earnings per share, after dilution (SEK)	1.16	1.06	9
Operating cash flow, rolling 12 months2)	4,570	3,636	26

1)	Like-for-like (LFL) is a non-IFRS measurement calculated at constant currency. Figures have not been reviewed by the company’s auditors.
2)	Operating cash flow (OCF) is a non-IFRS measurement defined by Tele2 as EBITDA less CAPEX, with CAPEX as reported in the CAPEX segment split on page 20.

Net sales Q1 2018	EBITDA Q1 2018
6,221	1,628
SEK million	SEK million

Continuing operations
Figures presented in this report refer to Q1 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017. Tele2 Netherlands is reported as a discontinued operation, with comparative figures represented. Discontinued operations also include the former operations in Austria, Italy and Russia. See Note 11.

Tele2 – Interim Report January–March 2018 1 (35)

CEO Word, Q1 2018

The first quarter of 2018 marks the beginning of a year of major transformation for the Tele2 Group. Alongside the preparations for the merger with Com Hem, our business momentum, adjusted for the two non-cash one-offs we are reporting this quarter, continued with mobile end-user service revenue growth of 5 percent, and EBITDA growth of 9 percent, flowing through to a 26 percent growth in rolling 12 months operating cash flow (OCF). Looking forward to the merger with Com Hem, we are today announcing an updated shareholder remuneration and leverage policy, which we believe is highly attractive to all shareholders of the combined company.

“The first quarter of 2018 marks
the beginning of a year of major
transformation for the Tele2 Group.”

In Sweden we are increasingly seeing the benefits of a converged full-range product offering, as our Large Enterprise business is now joined by customers that neither Tele2 nor TDC Sweden could have won on a stand-alone basis. Following a turnaround in customer momentum in 2017, we are seeing the first signs of gradually stabilizing B2B revenue. Behind the headwinds of Roam Like at Home (RLAH) and a SEK 46 million non-cash write-down of a receivable this quarter, the Swedish business as a whole was resilient with an underlying mobile end-user service revenue growth of 1 percent and EBITDA growth of around 3 percent. In the consumer segment, the underlying mobile end-user service revenue growth was 3 percent.
Our Baltic business produced another quarter of excellent momentum with mobile end-user service revenue growth of 8 percent, like-for-like, with great progress in both the consumer and B2B segments, as we have successfully responded to the rising demand for high-quality, postpaid mobile data products. Despite a competitive Estonian market, and RLAH, Baltic EBITDA grew by 8 percent, like-for-like.
On a rolling 12 month basis our Baltic Sea Challenger businesses grew operating cash flow by a solid 9 percent.
In the investment markets, our consolidated footprint performed excellently. Kazakhstan continues its relentless growth on the back of strong demand for mobile data and a well-executed monetization strategy. Mobile end-user service revenue grew 21 percent in local currency. This has enabled us to reach our EBITDA margin ambition of 30 percent one year earlier than planned, and as expected we received a second repayment of the shareholder loan in the quarter. Croatia has also accelerated its growth rate into the double digits, on the back of superior product value to both mobile broadband (MBB) and smartphone customers, with improved flow through to EBITDA as we are now benefitting from a reduction in spectrum fees.
In the Netherlands, we are preparing for the merger with T-Mobile to create a stronger competitive force in a market where we faced intensified competition in the quarter, both from MVNOs and, as expected, from FMC bundles. Our products remain competitive and we are continuing to grow our mobile customer base, although at a lower rate than in previous quarters.
Preparations for the two transformative transactions in Sweden and Netherlands are well underway. The regulatory approval processes are on track – we are in the pre-notification phase with constructive dialogues with the EC, and look forward to filing the formal merger notifications during the second quarter.
Looking forward to the merger ahead, we will be combining two highly cash generative businesses with clear synergies to create a leading connectivity provider in the Baltic Sea region. Since announcing a preliminary financial framework for the combined company in January, we have engaged with shareholders and spent more time analyzing the best financial framework for Enlarged Tele2. As a result, I am pleased to announce today an updated shareholder remuneration and leverage policy based on at least 80 percent payout of equity free cash flow as ordinary dividend, combined with extraordinary capital distribution to maintain a net debt to EBITDA target range of 2.5–3.0x. With this policy Enlarged Tele2 is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases. The policy has the full support of the Boards of both Tele2 and Com Hem and I believe it will set the foundation for a leading shareholder remuneration and value creation for all shareholders of the combined company, and stronger than what could be expected for holders of Com Hem or Tele2 on a stand-alone basis.
To conclude, I am excited about the potential for Tele2 and what we can offer our customers and shareholders going forward. I am also proud that alongside the transformation agenda the Tele2 team has continued to deliver solid business momentum in this first quarter, as we pursue our mission to liberate people to live a more connected life. This mission, and the strategic choices that support it, will continue to deliver sustainable and long-term value creation for our shareholders, customers and employees.

Allison Kirkby
President and CEO

Tele2 – Interim Report January–March 2018 2 (35)

Financial overview

Tele2’s financial performance is driven by a consistent focus on developing mobile services on own infrastructure, complemented in certain countries by fixed broadband services and B2B offerings. In addition, the Group concentrates on maximizing the return from legacy fixed line services.

Net customer intake amounted to –28,000 (–42,000) customers in Q1 2018. The customer net intake in mobile services amounted to 0 (–15,000). The fixed broadband customer base decreased by –6,000 (–6,000), with declines in both Sweden and Germany. In line with the market trend, the number of fixed telephony customers fell by –22,000 (–21,000). On March 31, 2018, the total customer base amounted to 15,319,000 (14,969,000).

Net sales in Q1 2018 amounted to SEK 6,221 (5,945) million. The increase in net sales is mainly explained by strong mobile end-user service revenue growth in the Baltics, Kazakhstan and Croatia as well as more equipment sales across the footprint.

Mobile end-user service revenue in Q1 2018 amounted to SEK 3,372 (3,263) million. The increase compared to last year is primarily related to customer and ASPU growth in the Baltics, Kazakhstan and Croatia. Sweden was negatively impacted by SEK –46 million related to a write-down of a current receivable (Note 2), whereas Croatia had a positive effect of SEK 18 million related to a non-recurring prepaid revenue adjustment.

EBITDA in Q1 2018 amounted to SEK 1,628 (1,523) million, which is equivalent to an EBITDA margin of 26 (26) percent. The increase in EBITDA compared to last year is explained by higher profit levels in the Baltics, Kazakhstan and Croatia, driven by top line growth. Sweden was negatively impacted by SEK –46 million related to a write-down of a current receivable (Note 2), whereas Croatia had a positive effect of SEK 18 million related to a non-recurring prepaid revenue adjustment.

EBIT in Q1 2018 amounted to SEK 952 (782) million and SEK 1,022 (887) million excluding items affecting comparability. EBIT was negatively affected by items affecting comparability totaling SEK –70 (–105) million, consisting of acquisition costs related to the Com Hem merger and integration costs for TDC in Sweden (Note 3).

Profit before tax in Q1 2018 amounted to SEK 800 (678) million. The improvement compared to last year is explained by a higher EBIT.

Net profit in Q1 2018 was SEK 590 (495) million. Reported tax for Q1 2018 amounted to SEK –210 (–183) million. Tax payments affecting cash flow amounted to SEK –145 (–106) million during the quarter.

CAPEX in Q1 2018 amounted to SEK 412 (384) million, as higher investments in Sweden and Other were partly offset by lower investment levels in Kazakhstan.

Free cash flow from total operations in Q1 2018 amounted to SEK 68 (178) million. This included a change in working capital of SEK –440 (–469) million.

Net debt amounted to SEK 10,585 (10,544) million and economic net debt amounted to SEK 9,792 (10,310) million on March 31, 2018 and March 31, 2017 respectively, or 1.53 times 12 months rolling EBITDA. Tele2’s available liquidity amounted to SEK 10,724 (10,795) million.

Net sales and Mobile end-user service revenue	EBITDA / EBITDA margin
SEK million	SEK million / Percent

Tele2 – Interim Report January–March 2018 3 (35)

FINANCIAL SUMMARY

SEK million	Q1 2018	Q1 2017	FY 2017
Mobile
Net customer intake (thousands)	–	–15	428
Net sales	5,239	4,916	20,718
EBITDA	1,462	1,372	5,822
EBIT excl. items affecting comparability (Note 3)	992	887	3,852
CAPEX	230	261	1,357

Fixed broadband
Net customer intake (thousands)	–6	–6	–21
Net sales	310	354	1,348
EBITDA	38	45	174
EBIT excl. items affecting comparability (Note 3)	–26	–22	–91
CAPEX	44	32	159

Fixed telephony
Net customer intake (thousands)	–22	–21	–70
Net sales	120	146	546
EBITDA	48	55	225
EBIT excl. items affecting comparability (Note 3)	45	52	216
CAPEX	3	1	12

Other operations
Net sales	552	529	2,172
EBITDA	80	51	208
EBIT excl. items affecting comparability (Note 3)	11	–30	–134
CAPEX	135	90	408

Total
Net customer intake (thousands)	–28	–42	336
Net sales	6,221	5,945	24,784
EBITDA	1,628	1,523	6,429
EBIT excl. items affecting comparability (Note 3)	1,022	887	3,843
EBIT	952	782	3,586
CAPEX	412	384	1,936

EBT	800	678	2,956
Net profit	590	495	2,695
Cash flow from operating activities, total operations	908	1,025	5,732
Cash flow from operating activities, continuing operations	823	976	5,404
Free cash flow, total operations	68	178	2,519
Free cash flow, continuing operations	373	404	3,148

Net sales per service area, Q1 2018	Net sales per country, Q1 2018

Tele2 – Interim Report January–March 2018 4 (35)

Financial guidance

Tele2 AB reiterates the following guidance for 2018 for continuing operations in constant currencies:

■	Mobile end-user service revenue growth of mid-single digits
■	EBITDA between SEK 6.5 and 6.8 billion
■	CAPEX between SEK 2.1 and 2.4 billion (excluding spectrum investments)

Dividend
For the financial year 2017, the Board of Tele2 AB has decided to recommend an ordinary dividend payment of SEK 4.00 per ordinary A and B share to the Annual General Meeting (AGM) in May 2018.

Updated financial leverage target and shareholder remuneration framework for Tele2, post the proposed merger with Com Hem
The Board of Directors of Tele2 has, in agreement with the Board of Directors of Com Hem, decided to update the preliminary financial framework announced in January.

The new financial leverage target and shareholder remuneration framework are as follows:
■	Enlarged Tele2 will seek to operate within a net debt/EBITDA range of between 2.5–3.0x and maintain investment grade credit metrics
■	Enlarged Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:
–	An ordinary dividend of at least 80 percent of equity free cash flow; and
–	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of EBITDA growth

Based on this policy, Enlarged Tele2 is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases.

Tele2 – Interim Report January–March 2018 5 (35)

Overview by country

Like-for-like figures

Mobile end-user service revenue				EBITDA
SEK million	2018 Q1	2017 Q1	Growth	SEK million	2018 Q1	2017 Q1	Growth
Sweden	1,864	1,926	–3%	Sweden	1,020	1,088	–6%
Lithuania	302	272	11%	Lithuania	177	154	15%
Latvia	179	158	14%	Latvia	103	92	12%
Estonia	104	113	–8%	Estonia	35	46	–24%
Kazakhstan	542	448	21%	Kazakhstan	210	110	90%
Croatia	260	217	20%	Croatia	52	25	107%
Germany	78	91	–14%	Germany	60	64	–7%
Other	43	32	33%	Other	–29	–52	44%
Total	3,372	3,256	4%	Total	1,628	1,529	6%

BALTIC SEA CHALLENGERS

Sweden
Net customer intake improved versus last year to –14,000 (–53,000) due to strong sales in the large enterprise segment. Growth in postpaid largely offset the expected continued decline in prepaid and MBB.
An adjustment of SEK –46 million was made to mobile end-user service revenue and EBITDA in the mobile segment following a write-down of a current receivable relating to revenue for premium voice and SMS services (Note 2). The adjustment had no cash flow effect.
The underlying growth in mobile end-user service revenue was 1 percent, mainly driven by Comviq postpaid, however the mentioned write-down and the negative effect of RLAH resulted in a 3 percent reported decline.
Likewise, the EBITDA contribution from Sweden grew on an underlying basis by 3 percent but declined by 6 percent on a reported basis following a SEK –51 million negative impact from RLAH and the SEK –46 million write-down. The EBITDA margin of 26 (28) percent was affected by high equipment sales in the quarter.

Sweden Consumer
In the consumer market there was intense price competition in the price fighter segment, while the main brand segment was less eventful. Comviq ended its double-data campaign running since August 2017 and replaced it with an updated portfolio with larger data bundles instead.
Consumer mobile end-user service revenue was flat, but grew by 3 percent on an underlying basis adjusted for RLAH and the write-down.
Data consumption increased gradually and in line with expectations, driven partly by Comviq’s double data campaign, to 6.6 (4.1) GB per month.

Sweden B2B
The B2B market continued to be competitive affecting both fixed and mobile service revenue.
Net sales growth recovered to nearly flat driven by 18 percent growth in equipment revenue, offset by 8 percent decline in service revenue, explained by the mentioned write-down and continued price competition in the Large Enterprise segment.
The positive momentum in customer growth continued and contract wins in the first quarter included new contracts with ICA Gruppen, SCB, the Swedish Tax Agency and Siemens as well as prolonged and extended contracts with Visma, SJ and PostNord.
Synergies from the TDC integration have reached the target level of SEK 300 million on an annualized run-rate basis.

Lithuania
The market competition was focused around bonus data offerings and promotions of selected handset bundles. In February Tele2 launched a new MBB concept focusing on internet mobility as a value add to customers.
The net customer intake of 16,000 (–6,000) was mainly attributable to more postpaid and MBB customers, related to the new MBB marketing concept.
Mobile end-user service revenue grew by 11 percent in local currency, mainly driven by increased postpaid residential and B2B customer base and as well as higher ASPU.
EBITDA grew by 15 percent in local currency due to higher revenue and an unchanged margin of 33 (33) percent.
Tele2 Lithuania was recognized as the Best Employer in the Baltics based on AON Hewitt research, and was recognized as a technology leader by business daily Verslo Žinios for a second year in a row.

Latvia
The market competition was largely focused around B2B and a price-oriented family offering, with high telemarketing intensity.
Net customer intake of –10,000 (–3,000) was mainly attributable to seasonal prepaid churn, while the postpaid subscriber base grew, driven by both voice and MBB segments.
Mobile end-user service revenue grew by 14 percent in local currency, driven by an ASPU increase, which was mainly related to sales of larger bundles and MBB offers.
The EBITDA margin increased to 35 (34) percent, driven mainly by mobile end-user service revenue and good cost management.

Estonia
Advertised price plans were largely unchanged, however aggressive competition in the market and high win-back rates continued to cause significant price discounting. The customer base was negatively affected by Starman-branded MBB customers moving away from Tele2’s network following the acquisition of Starman by Elisa.
Increased equipment sales resulted in overall revenue growth. However, mobile end-user service revenue declined by 8 percent in local currency due to the competitive environment and lower pricing.
This also had a negative effect on EBITDA, and the margin declined to 19 (27) percent.
In connection with new management joining Tele2 Estonia at the start of Q2, a broad range of measures has been initiated, including an overview of our cost base, marketing practices and product offerings.

Tele2 – Interim Report January–March 2018 6 (35)

INVESTMENT MARKETS

Kazakhstan
The pricing environment was largely sustained in the quarter, with competition mainly in the form of temporary campaigns and zero-rated features for social networks and video streaming services. New price plans were launched in the quarter for both the Tele2 and Altel brands, aiming to support further ASPU growth. Average monthly data consumption grew to 8 GB per customer in the quarter.
Mobile end-user service revenue grew by 21 percent in local currency, driven by an increase in the customer base and a rising ASPU due to a gradually improving price and product mix over the past 12 months, as well as increased usage.
The EBITDA margin reached the mid-term target of 30 (19) percent, a year ahead of plan, driven by higher service revenue and improved operational efficiency.
CAPEX was below budget in Q1 but is expected to increase in coming quarters.

Croatia
Competition was largely focused on convergent offers and short-term promotions with extra mobile data both on main and sub-brands. Tele2 continued building on its fearless identity and its unique position offering unlimited data on both smartphones and mobile broadband. During Q1, Tele2 insourced 6 additional stores from partners and now has 12 own stores in 9 Croatian cities.
The net customer intake improved on the back of a better gross intake driven by pre to postpaid migration, and lower prepaid churn. Helped by this and by higher ASPU, mobile end-user service revenue growth accelerated to around 11 percent on an underlying basis. In addition, a one-time positive revenue adjustment of SEK 18 million was reported in the quarter relating to a prepaid product.
EBITDA of SEK 52 million included the mentioned SEK 18 million adjustment and a reduction in spectrum fees resulted in a saving of SEK 15 million in the quarter.

CASH GENERATOR

Germany
The decline of the customer and revenue base continued, although slower than anticipated which is due to focused, customer-value driven retention campaigns that have reduced the churn rate. Mobile end-user service revenue declined by 14 percent.
The EBITDA margin was 43 (39) percent in the quarter, as the revenue decline was compensated by lower termination rates and reductions of costs for customer service and bad debt. The focus on value retaining campaigns and the cost discipline resulted in a cash flow significantly above what was expected in the quarter.

Tele2 – Interim Report January–March 2018 7 (35)

Other items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors. The risk factors considered to be most significant to Tele2’s future development are insufficient spectrum availability, changes in regulatory legislation, market dynamics, failure to deliver on strategic transformation initiatives, operations in Kazakhstan, failure of network IT and infrastructure, data protection and cyber security, instability in partnerships and Joint Ventures, unstable geopolitical conditions, and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Please refer to Tele2’s annual report for 2017 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.
The Supreme Court of the Netherlands as the final instance found in 2016 that mobile contracts that are bundled with a free or discounted device are to be treated as consumer credit or installment purchases. Accordingly, such contracts are subject to the Dutch consumer credit law. Contracts that do not comply with the new consumer credit regulations can be rescinded. As of May 1, 2017, the indirect sales partner of Tele2 Netherlands is the customer’s contracting party for the sale of the handset, and Tele2 is the offeror of the handset credit. As a consequence, sales of handsets by indirect sales partners are not reported as revenue by Tele2. In addition, the consumer credit regulations may potentially have an adverse effect on sales of subscriptions bundled with handsets in the market going forward.
On April 25, 2017, the European Commission initiated an investigation on the premises of Tele2 in Kista about possible anti-competitive cooperation between operators in the mobile market and/or possible abuse of collective dominant position. Similar investigations were simultaneously initiated towards other Swedish mobile network operators.

Tele2 AB (publ) Annual General Meeting 2018
The 2018 Annual General Meeting will be held on Monday 21 May
2018 at 3.00 p.m. CEST at Hotel Rival, Mariatorget 3 in Stockholm.
Shareholders who wish to attend the Annual General Meeting shall
■	be entered in the share register maintained by Euroclear Sweden on Tuesday 15 May 2018, and
■
give notice of their attendance no later than Tuesday 15 May 2018. Notice to attend is to be made on the company’s website at www.tele2.com, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “AGM Tele2”, P.O. Box 610, SE–182 16 Danderyd, Sweden

Auditors’ review report
This interim report has not been subject to specific review by the company’s auditors.

Other
Tele2 will release its financial and operating results for the period ending June 30, 2018 on July 18, 2018

The Board of Directors and CEO declare that the interim report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, April 23, 2018
Tele2 AB

Mike Parton
Chairman

Sofia Arhall Bergendorff	Anders Björkman	Georgi Ganev

Cynthia Gordon	Irina Hemmers	Eamonn O’Hare

Carla Smits-Nusteling

Allison Kirkby
President and CEO

Tele2 – Interim Report January–March 2018 8 (35)

Q1 2018 PRESENTATION

Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CEST (09:00 am BST/04:00 am EDT) on Monday, April 23, 2018. The presentation will be held in English and also made available as a webcast on Tele2’s website:  www.tele2.com.

Dial-in information
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers
SE: +46 (0) 8 5065 3942
UK: +44 (0) 330 336 9411
US: +1 646 828 8143

CONTACTS	APPENDICES

Erik Strandin Pers	Income statement
Head of Investor Relations	Comprehensive income
Telephone: +46 (0) 733 41 41 88	Balance sheet
Cash flow statement
Tele2 AB	Change in equity
Company registration nr: 556410-8917	Number of customers
Skeppsbron 18	Net sales
P.O. Box 2094	Mobile net sales split
SE-103 13 Stockholm	EBITDA
Sweden	EBIT
Tel + 46 (0) 8 5620 0060	CAPEX
www.tele2.com	Five-year summary
Parent company
VISIT OUR WEBSITE: www.tele2.com	Notes

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on the NASDAQ OMX Stockholm since 1996. In 2017, Tele2 had net sales of SEK 25 billion and reported an EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

Tele2 – Interim Report January–March 2018 9 (35)

Income statement

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year

CONTINUING OPERATIONS
Net sales		6,221	5,945	24,784
Cost of services provided	3	–3,676	–3,600	–14,624
Gross profit		2,545	2,345	10,160

Selling expenses	3	–1,000	–998	–4,231
Administrative expenses	3	–578	–581	–2,394
Result from shares in joint ventures and associated companies		14	–	–
Other operating income		58	30	134
Other operating expenses	3	–87	–14	–83
Operating profit, EBIT		952	782	3,586

Interest income/expenses	6	–69	–73	–292
Other financial items	4	–83	–31	–338
Profit after financial items, EBT		800	678	2,956

Income tax	5	–210	–183	–261
NET PROFIT FROM CONTINUING OPERATIONS		590	495	2,695

DISCONTINUED OPERATIONS
Net loss from discontinued operations	11	–249	–119	–2,137
NET PROFIT		341	376	558

ATTRIBUTABLE TO
Equity holders of the parent company		332	418	396
Non-controlling interests		9	–42	162
NET PROFIT		341	376	558

Earnings per share (SEK)	10	0.66	0.82	0.79
Earnings per share, after dilution (SEK)	10	0.66	0.82	0.78

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		581	537	2,533
Non-controlling interests		9	–42	162
NET PROFIT		590	495	2,695

Earnings per share (SEK)	10	1.16	1.06	5.09
Earnings per share, after dilution (SEK)	10	1.16	1.06	5.08

Tele2 – Interim Report January–March 2018 10 (35)

Comprehensive income

SEK million	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year

NET PROFIT	341	376	558

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT
Pensions, actuarial gains/losses	–	–	–29
Pensions, actuarial gains/losses, tax effect	–	–	6
Components not to be reclassified to net profit	–	–	–23

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT
Exchange rate differences
Translation differences in foreign operations	843	79	236
Tax effect on above	–113	–30	18
Reversed cumulative translation differences from divested companies	–	–	530
Translation differences	730	49	784
Hedge of net investments in foreign operations	–153	7	–98
Tax effect on above	34	–2	21
Hedge of net investments	–119	5	–77
Exchange rate differences	611	54	707

Cash flow hedges
Profit/loss arising on changes in fair value of hedging instruments	–9	–2	–18
Reclassified cumulative loss to income statement	18	18	72
Tax effect on cash flow hedges	–2	–3	–12
Cash flow hedges	7	13	42

Components that may be reclassified to net profit	618	67	749

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	618	67	726

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	959	443	1,284

ATTRIBUTABLE TO
Equity holders of the parent company	958	502	1,105
Non-controlling interests	1	–59	179
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	959	443	1,284

Tele2 – Interim Report January–March 2018 11 (35)

Balance sheet

SEK million	Note	Mar 31, 2018	Mar 31, 2017	Dec 31, 2017

ASSETS

NON-CURRENT ASSETS
Goodwill		5,647	7,594	5,517
Other intangible assets		4,104	5,703	4,106
Intangible assets		9,751	13,297	9,623
Tangible assets		8,626	14,312	8,577
Financial assets	6	737	1,407	794
Contract costs		347	596	380
Deferred tax assets	5	1,728	1,647	1,722
NON-CURRENT ASSETS		21,189	31,259	21,096

CURRENT ASSETS
Inventories		852	930	687
Current receivables		6,816	8,333	6,928
Current investments		3	7	3
Cash and cash equivalents	7	441	752	802
CURRENT ASSETS		8,112	10,022	8,420

ASSETS CLASSIFIED AS HELD FOR SALE	11	10,446	–	10,155

ASSETS		39,747	41,281	39,671

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company		18,221	19,298	17,299
Non-controlling interests		–98	–337	–99
EQUITY	10	18,123	18,961	17,200

NON-CURRENT LIABILITIES
Interest-bearing liabilities	6	9,671	10,568	11,513
Non-interest-bearing liabilities	5	1,256	1,091	1,249
NON-CURRENT LIABILITIES		10,927	11,659	12,762

CURRENT LIABILITIES
Interest-bearing liabilities	6	2,419	2,197	796
Non-interest-bearing liabilities		6,354	8,464	6,905
CURRENT LIABILITIES		8,773	10,661	7,701

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	11	1,924	–	2,008

EQUITY AND LIABILITIES		39,747	41,281	39,671

Tele2 – Interim Report January–March 2018 12 (35)

Cash flow statement
(Total operations)

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

OPERATING ACTIVITIES
Operating profit from continuing operations		952	782	3,586	952	778	1,132	894	782	640
Operating loss from discontinued operations	11	–248	–113	–2,118	–248	–1,657	–114	–234	–113	–382
Operating profit/loss		704	669	1,468	704	–879	1,018	660	669	258

Adjustments for non-cash items in operating profit/loss	3, 11	877	939	5,158	877	2,436	866	917	939	965
Financial items paid/received		–88	–8	–286	–88	–133	–	–145	–8	–87
Taxes paid		–145	–106	–485	–145	–126	–120	–133	–106	–86
Cash flow from operations before changes in working capital		1,348	1,494	5,855	1,348	1,298	1,764	1,299	1,494	1,050
Changes in working capital		–440	–469	–123	–440	–224	195	375	–469	287
CASH FLOW FROM OPERATING ACTIVITIES		908	1,025	5,732	908	1,074	1,959	1,674	1,025	1,337

INVESTING ACTIVITIES
CAPEX paid	8	–840	–847	–3,213	–840	–843	–669	–854	–847	–943
Free cash flow		68	178	2,519	68	231	1,290	820	178	394
Acquisition and sale of shares and participations	11	–3	–	661	–3	669	–	–8	–	–2,910
Other financial assets		–	16	20	–	–	–	4	16	1
Cash flow from investing activities		–843	–831	–2,532	–843	–174	–669	–858	–831	–3,852
CASH FLOW AFTER INVESTING ACTIVITIES		65	194	3,200	65	900	1,290	816	194	–2,515

FINANCING ACTIVITIES
Change of loans, net	6	–448	287	–46	–448	–1,196	–526	1,389	287	–1,317
Dividends paid	10	–	–	–2,629	–	–	–	–2,629	–	–
New share issues		–	–	–	–	–	–	–	–	2,910
Cash flow from financing activities		–448	287	–2,675	–448	–1,196	–526	–1,240	287	1,593
NET CHANGE IN CASH AND CASH EQUIVALENTS		–383	481	525	–383	–296	764	–424	481	–922

Cash and cash equivalents at beginning of period		802	257	257	802	1,068	318	752	257	1,172
Exchange rate differences in cash and cash equivalents		22	14	20	22	30	–14	–10	14	7
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	7	441	752	802	441	802	1,068	318	752	257

Tele2 – Interim Report January–March 2018 13 (35)

Change in equity

		Mar 31, 2018			Mar 31, 2017			Dec 31, 2017
		Attributable to			Attributable to			Attributable to
SEK million	Note	equity holders of the parent company	non-controlling interests	Total equity	equity holders of the parent company	non-controlling interests	Total equity	equity holders of the parent company	non-controlling interests	Total equity

Equity, January 1		17,013	–99	16,914	18,474	–278	18,196	18,474	–278	18,196

Change in accounting principles, IFRS 9		–42	–	–42	–	–	–	–	–	–
Change in accounting principles, IFRS 15	12	286	–	286	311	–	311	311	–	311
Adjusted equity, January 1		17,257	–99	17,158	18,785	–278	18,507	18,785	–278	18,507

Net profit/loss for the period		332	9	341	418	–42	376	396	162	558
Other comprehensive income for the period, net of tax		626	–8	618	84	–17	67	709	17	726
Total comprehensive income for the period		958	1	959	502	–59	443	1,105	179	1,284

OTHER CHANGES IN EQUITY
Share-based payments	10	5	–	5	4	–	4	27	–	27
Share-based payments, tax effect	10	1	–	1	2	–	2	6	–	6
New share issues	10	–	–	–	7	–	7	7	–	7
Taxes on new share issue costs	10	–	–	–	–2	–	–2	–2	–	–2
Dividends	10	–	–	–	–	–	–	–2,629	–	–2,629
EQUITY, END OF THE PERIOD		18,221	–98	18,123	19,298	–337	18,961	17,299	–99	17,200

Tele2 – Interim Report January–March 2018 14 (35)

Number of customers

		Number of customers		Net intake
by thousands	Note	2018 Mar 31	2017 Mar 31	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

Sweden
Mobile		3,820	3,851	–14	–53	–70	–14	–40	13	10	–53	–41
Fixed broadband		48	59	–3	–3	–11	–3	–2	–3	–3	–3	–3
Fixed telephony		117	153	–13	–10	–33	–13	–8	–7	–8	–10	–7
Other operations		1	2	–	–	–1	–	–	–1	–	–	–
		3,986	4,065	–30	–66	–115	–30	–50	2	–1	–66	–51

Lithuania
Mobile		1,808	1,767	16	–6	19	16	–3	20	8	–6	–16
		1,808	1,767	16	–6	19	16	–3	20	8	–6	–16

Latvia
Mobile		942	942	–10	–3	7	–10	–16	14	12	–3	–23
		942	942	–10	–3	7	–10	–16	14	12	–3	–23

Estonia
Mobile		459	474	–5	–5	–15	–5	–5	–5	–	–5	–4
Fixed telephony		–	–	–	–	–	–	–	–	–	–	–1
		459	474	–5	–5	–15	–5	–5	–5	–	–5	–5

Kazakhstan
Mobile		6,929	6,514	15	74	474	15	100	61	239	74	56
		6,929	6,514	15	74	474	15	100	61	239	74	56

Croatia
Mobile		844	788	3	–13	40	3	–43	62	34	–13	–70
		844	788	3	–13	40	3	–43	62	34	–13	–70

Germany
Mobile		137	160	–5	–9	–27	–5	–5	–6	–7	–9	–9
Fixed broadband		32	42	–3	–3	–10	–3	–2	–3	–2	–3	–2
Fixed telephony		182	217	–9	–11	–37	–9	–8	–8	–10	–11	–9
		351	419	–17	–23	–74	–17	–15	–17	–19	–23	–20

TOTAL
Mobile		14,939	14,496	–	–15	428	–	–12	159	296	–15	–107
Fixed broadband		80	101	–6	–6	–21	–6	–4	–6	–5	–6	–5
Fixed telephony		299	370	–22	–21	–70	–22	–16	–15	–18	–21	–17
Other operations		1	2	–	–	–1	–	–	–1	–	–	–
TOTAL NUMBER OF CUSTOMERS AND NET INTAKE		15,319	14,969	–28	–42	336	–28	–32	137	273	–42	–129

Acquired companies	11			–	–	–	–	–	–	–	–	200
TOTAL NUMBER OF CUSTOMERS AND NET CHANGE		15,319	14,969	–28	–42	336	–28	–32	137	273	–42	71

Tele2 – Interim Report January–March 2018 15 (35)

Net sales

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

Sweden
Mobile	2	3,001	2,949	12,037	3,001	3,238	2,907	2,943	2,949	3,125
Fixed broadband		285	327	1,244	285	295	308	314	327	280
Fixed telephony		80	99	372	80	86	90	97	99	111
Other operations		509	489	1,995	509	515	482	509	489	447
		3,875	3,864	15,648	3,875	4,134	3,787	3,863	3,864	3,963

Lithuania
Mobile		532	439	1,957	532	529	510	479	439	490
		532	439	1,957	532	529	510	479	439	490

Latvia
Mobile		296	257	1,178	296	337	305	279	257	273
		296	257	1,178	296	337	305	279	257	273

Estonia
Mobile		174	155	698	174	187	174	182	155	174
Fixed broadband		3	–	–	3	–	–	–	–	–
Fixed telephony		1	1	3	1	1	–	1	1	1
Other operations		11	10	42	11	10	11	11	10	15
		189	166	743	189	198	185	194	166	190

Kazakhstan
Mobile		695	649	2,727	695	712	653	713	649	702
		695	649	2,727	695	712	653	713	649	702

Croatia
Mobile		433	359	1,694	433	462	463	410	359	445
		433	359	1,694	433	462	463	410	359	445

Germany
Mobile		78	87	337	78	83	82	85	87	94
Fixed broadband		22	27	104	22	24	27	26	27	30
Fixed telephony		39	46	171	39	41	41	43	46	51
		139	160	612	139	148	150	154	160	175

Other
Mobile		43	32	147	43	37	38	40	32	24
Other operations		32	30	135	32	37	36	32	30	36
		75	62	282	75	74	74	72	62	60

TOTAL
Mobile	2	5,252	4,927	20,775	5,252	5,585	5,132	5,131	4,927	5,327
Fixed broadband		310	354	1,348	310	319	335	340	354	310
Fixed telephony		120	146	546	120	128	131	141	146	163
Other operations		552	529	2,172	552	562	529	552	529	498
		6,234	5,956	24,841	6,234	6,594	6,127	6,164	5,956	6,298

Internal sales, elimination	2	–13	–11	–57	–13	–19	–16	–11	–11	–13
TOTAL		6,221	5,945	24,784	6,221	6,575	6,111	6,153	5,945	6,285

Tele2 – Interim Report January–March 2018 16 (35)

Mobile net sales split

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

Sweden, mobile
End-user service revenue	2	1,864	1,926	7,745	1,864	1,934	1,950	1,935	1,926	1,926
Operator revenue		190	203	841	190	200	222	216	203	212
Equipment revenue		798	667	2,849	798	956	584	642	667	836
Other revenue		148	153	599	148	146	151	149	153	150
Internal sales		1	–	3	1	2	–	1	–	1
		3,001	2,949	12,037	3,001	3,238	2,907	2,943	2,949	3,125
Lithuania, mobile
End-user service revenue		302	259	1,119	302	292	286	282	259	261
Operator revenue		55	52	223	55	57	59	55	52	57
Equipment revenue		170	123	595	170	174	160	138	123	169
Internal sales		5	5	20	5	6	5	4	5	3
		532	439	1,957	532	529	510	479	439	490
Latvia, mobile
End-user service revenue		179	150	672	179	178	177	167	150	156
Operator revenue		47	49	213	47	55	56	53	49	47
Equipment revenue		66	54	271	66	95	66	56	54	62
Internal sales		4	4	22	4	9	6	3	4	8
		296	257	1,178	296	337	305	279	257	273
Estonia, mobile
End-user service revenue		104	108	452	104	116	116	112	108	111
Operator revenue		19	18	79	19	20	21	20	18	21
Equipment revenue		50	28	162	50	50	35	49	28	41
Internal sales		1	1	5	1	1	2	1	1	1
		174	155	698	174	187	174	182	155	174
Kazakhstan, mobile
End-user service revenue		542	495	2,102	542	554	506	547	495	470
Operator revenue		146	148	601	146	151	142	160	148	160
Equipment revenue		7	6	24	7	7	5	6	6	72
		695	649	2,727	695	712	653	713	649	702
Croatia, mobile
End-user service revenue		260	206	903	260	233	240	224	206	214
Operator revenue		44	46	245	44	50	89	60	46	58
Equipment revenue		127	106	539	127	178	131	124	106	173
Internal sales		2	1	7	2	1	3	2	1	–
		433	359	1,694	433	462	463	410	359	445
Germany, mobile
End-user service revenue		78	87	337	78	83	82	85	87	94
		78	87	337	78	83	82	85	87	94
Other, mobile
End-user service revenue		43	32	147	43	37	38	40	32	24
		43	32	147	43	37	38	40	32	24
TOTAL, MOBILE
End-user service revenue	2	3,372	3,263	13,477	3,372	3,427	3,395	3,392	3,263	3,256
Operator revenue		501	516	2,202	501	533	589	564	516	555
Equipment revenue		1,218	984	4,440	1,218	1,460	981	1,015	984	1,353
Other revenue		148	153	599	148	146	151	149	153	150
Internal sales		13	11	57	13	19	16	11	11	13
TOTAL, MOBILE		5,252	4,927	20,775	5,252	5,585	5,132	5,131	4,927	5,327

Tele2 – Interim Report January–March 2018 17 (35)

EBITDA

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

Sweden
Mobile	2	878	953	3,824	878	962	982	927	953	870
Fixed broadband		32	39	144	32	27	46	32	39	52
Fixed telephony		23	25	108	23	26	26	31	25	22
Other operations		87	71	259	87	64	71	53	71	84
		1,020	1,088	4,335	1,020	1,079	1,125	1,043	1,088	1,028
Lithuania
Mobile		177	147	651	177	159	174	171	147	138
		177	147	651	177	159	174	171	147	138
Latvia
Mobile		103	88	417	103	116	118	95	88	89
		103	88	417	103	116	118	95	88	89
Estonia
Mobile		30	41	170	30	44	44	41	41	44
Fixed broadband		1	–	–	1	–	–	–	–	–
Fixed telephony		–	–	1	–	–	1	–	–	–
Other operations		4	3	14	4	4	4	3	3	6
		35	44	185	35	48	49	44	44	50
Kazakhstan
Mobile		210	122	649	210	198	169	160	122	92
		210	122	649	210	198	169	160	122	92
Croatia
Mobile	3	52	24	93	52	–55	85	39	24	31
		52	24	93	52	–55	85	39	24	31
Germany
Mobile		30	26	119	30	38	30	25	26	29
Fixed broadband		5	6	30	5	8	9	7	6	8
Fixed telephony		25	30	116	25	29	28	29	30	40
		60	62	265	60	75	67	61	62	77
Other
Mobile		–18	–29	–101	–18	–34	–20	–18	–29	–27
Other operations		–11	–23	–65	–11	–47	17	–12	–23	1
		–29	–52	–166	–29	–81	–3	–30	–52	–26
TOTAL
Mobile	2–3	1,462	1,372	5,822	1,462	1,428	1,582	1,440	1,372	1,266
Fixed broadband		38	45	174	38	35	55	39	45	60
Fixed telephony		48	55	225	48	55	55	60	55	62
Other operations		80	51	208	80	21	92	44	51	91
TOTAL		1,628	1,523	6,429	1,628	1,539	1,784	1,583	1,523	1,479

Tele2 – Interim Report January–March 2018 18 (35)

EBIT

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

Sweden
Mobile	2	637	710	2,842	637	699	742	691	710	640
Fixed broadband		–33	–27	–118	–33	–41	–20	–30	–27	–2
Fixed telephony		21	22	100	21	25	24	29	22	19
Other operations		20	4	–32	20	–11	–6	–19	4	41
		645	709	2,792	645	672	740	671	709	698
Lithuania
Mobile		137	115	513	137	123	139	136	115	105
		137	115	513	137	123	139	136	115	105
Latvia
Mobile		69	54	288	69	81	86	67	54	52
		69	54	288	69	81	86	67	54	52
Estonia
Mobile		–1	16	61	–1	17	15	13	16	17
Fixed broadband		2	–	–	2	–	–	–	–	–
Fixed telephony		–	–	1	–	–	1	–	–	–
Other operations		2	1	7	2	2	2	2	1	5
		3	17	69	3	19	18	15	17	22
Kazakhstan
Mobile		113	–6	138	113	33	67	44	–6	–56
		113	–6	138	113	33	67	44	–6	–56
Croatia
Mobile	3	27	3	2	27	–80	63	16	3	11
		27	3	2	27	–80	63	16	3	11
Germany
Mobile		30	25	114	30	36	30	23	25	24
Fixed broadband		5	5	27	5	9	7	6	5	6
Fixed telephony		24	30	115	24	28	28	29	30	40
		59	60	256	59	73	65	58	60	70
Other
Mobile		–20	–30	–106	–20	–35	–22	–19	–30	–28
Other operations		–11	–35	–109	–11	–57	11	–28	–35	–7
		–31	–65	–215	–31	–92	–11	–47	–65	–35
TOTAL
Mobile	2–3	992	887	3,852	992	874	1,120	971	887	765
Fixed broadband		–26	–22	–91	–26	–32	–13	–24	–22	4
Fixed telephony		45	52	216	45	53	53	58	52	59
Other operations		11	–30	–134	11	–66	7	–45	–30	39
		1,022	887	3,843	1,022	829	1,167	960	887	867

Items affecting comparability	3	–70	–105	–257	–70	–51	–35	–66	–105	–227
TOTAL		952	782	3,586	952	778	1,132	894	782	640

Tele2 – Interim Report January–March 2018 19 (35)

CAPEX

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4

Sweden
Mobile		110	62	456	110	169	106	119	62	203
Fixed broadband		44	32	159	44	54	31	42	32	38
Fixed telephony		3	1	12	3	6	2	3	1	3
Other operations		35	27	119	35	35	25	32	27	105
		192	122	746	192	264	164	196	122	349
Lithuania
Mobile		22	29	114	22	37	25	23	29	25
		22	29	114	22	37	25	23	29	25
Latvia
Mobile		24	17	83	24	27	19	20	17	17
		24	17	83	24	27	19	20	17	17
Estonia
Mobile		17	14	83	17	27	22	20	14	14
		17	14	83	17	27	22	20	14	14
Kazakhstan
Mobile		39	129	501	39	148	56	168	129	195
		39	129	501	39	148	56	168	129	195
Croatia
Mobile		11	7	90	11	36	22	25	7	30
		11	7	90	11	36	22	25	7	30
Germany
Mobile		–	–	–	–	–	–	–	–	1
		–	–	–	–	–	–	–	–	1
Other
Mobile		7	3	30	7	12	8	7	3	–
Other operations		100	63	289	100	111	61	54	63	132
		107	66	319	107	123	69	61	66	132
TOTAL
Mobile		230	261	1,357	230	456	258	382	261	485
Fixed broadband		44	32	159	44	54	31	42	32	38
Fixed telephony		3	1	12	3	6	2	3	1	3
Other operations		135	90	408	135	146	86	86	90	237
TOTAL	8	412	384	1,936	412	662	377	513	384	763

Tele2 – Interim Report January–March 2018 20 (35)

Five-year summary

SEK million	Note	2018 Jan 1–Mar 31	2017 Jan 1–Mar 31	2017 Full year	2016 Full year	2015 Full year	20142) Full year

CONTINUING OPERATIONS
Net sales		6,221	5,945	24,784	20,949	19,384	19,307
Numbers of customers (by thousands)		15,319	14,969	15,347	15,011	12,938	12,081
EBITDA		1,628	1,523	6,429	5,384	5,084	4,822
Operating profit, EBIT		952	782	3,586	2,504	2,744	3,164
Profit after financial items, EBT		800	678	2,956	2,493	2,330	3,177
Net profit		590	495	2,695	1,587	1,565	2,420

Key ratios
EBITDA margin, %		26.2	25.6	25.9	25.7	26.2	25.0
EBIT margin, %		15.3	13.2	14.5	12.0	14.2	16.4

Value per share (SEK)
Net profit	10	1.16	1.06	5.09	4.17	3.42	5.29
Net profit after dilution	10	1.16	1.06	5.08	4.17	3.40	5.26

TOTAL OPERATIONS
Equity		18,123	18,961	17,200	18,507	18,296	22,682
Total assets		39,747	41,281	39,671	41,021	36,769	39,848
Cash flow from operating activities		908	1,025	5,732	5,017	3,529	4,578
Free cash flow		68	178	2,519	1,217	–486	432
Available liquidity		10,724	10,795	10,737	10,042	7,890	8,224
Net debt	6	10,585	10,544	10,474	10,628	9,878	8,135
Economic net debt	6	9,792	10,310	9,770	10,437	9,878	8,135
Net investments in intangible and tangible assets, CAPEX		599	627	2,964	3,831	4,240	3,976

Key ratios
Debt/equity ratio, multiple		0.58	0.56	0.61	0.57	0.54	0.36
Equity/assets ratio, %		46	46	43	45	50	57
ROCE, return on capital employed, %	10	9.8	8.9	5.2	–4.9	13.3	10.1
Average interest rate, %		2.5	2.4	2.3	2.7	4.1	4.7

Value per share (SEK)
Net profit/loss	10	0.66	0.82	0.79	–4.59	6.17	4.83
Net profit/loss after dilution	10	0.66	0.82	0.78	–4.59	6.13	4.80
Equity	10	36.24	38.42	34.42	41.55	39.93	49.55
Cash flow from operating activities	10	1.81	2.40	11.40	11.10	7.70	10.00
Dividend, ordinary	10	–	–	4.001)	5.23	5.35	4.85
Extraordinary dividend		–	–	–	–	–	10.00
Market price at closing day		100.15	85.55	100.80	73.05	84.75	94.95

1) Proposed dividend
2) 2014 is not recalculated for IFRS 15

Tele2 – Interim Report January–March 2018 21 (35)

Parent company

Income statement

SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year

Net sales	13	15	59
Selling expenses	–26	–31	–123
Other operating expenses	–25	–	–
Operating loss, EBIT	–38	–16	–64

Dividend from group company	–	7,000	7,000
Exchange rate difference on financial items	–58	–2	–42
Net interest expenses and other financial items	–69	–68	–246
Profit/loss after financial items, EBT	–165	6,914	6,648

Appropriations, group contribution	–	–	348
Tax on profit/loss	36	19	1
NET PROFIT/LOSS	–129	6,933	6,997

Balance sheet

SEK million	Note	Mar 31, 2018	Dec 31, 2017

ASSETS

NON-CURRENT ASSETS
Financial assets		13,606	13,608
NON-CURRENT ASSETS		13,606	13,608

CURRENT ASSETS
Current receivables		12,506	13,065
CURRENT ASSETS		12,506	13,065

ASSETS		26,112	26,673

EQUITY AND LIABILITIES

EQUITY
Restricted equity	10	5,619	5,619
Unrestricted equity	10	10,353	10,470
EQUITY		15,972	16,089

NON-CURRENT LIABILITIES
Interest-bearing liabilities	6	8,388	9,830
NON-CURRENT LIABILITIES		8,388	9,830

CURRENT LIABILITIES
Interest-bearing liabilities	6	1,662	656
Non-interest-bearing liabilities		90	98
CURRENT LIABILITIES		1,752	754

EQUITY AND LIABILITIES		26,112	26,673

Tele2 – Interim Report January–March 2018 22 (35)

Notes

NOTE 1 ACCOUNTING PRINCIPLES AND DEFINITIONS
The interim report for the Group has been prepared in accordance with IAS 34 and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board. Disclosures in accordance with IAS 34 Interim Financial Reporting are presented either in the Notes or elsewhere in the interim report.
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the full year 2017 are found in the 2017 Annual Report, Note 35. The effects per quarter and on segment reporting are stated in Note 12.
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of the changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2018 are found in the 2017 Annual Report, Note 35.
The other amendments to IFRSs applicable from January 1, 2018 had no significant affects to Tele2’s financial reports for Q1 2018.
In all other respects, Tele2 has presented this interim report in accordance with the accounting principles and calculation methods used in the 2017 Annual Report. The description of these principles and definitions, including non-IFRS measures, is found in the 2017 Annual Report, Note 1, Note 35 and pages 80 to 81.

NOTE 2 NET SALES
In Q1 2018, mobile end-user service revenue in Sweden was negatively affected by SEK 46 million as a result of the revaluation of a receivable relating to revenues for premium voice and SMS services provided in the period June 2016 to December 2017. The revaluation had no cash flow effect.

Internal sales within the Tele2 Group are stated below:
SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
Sweden, mobile	1	–	3
Lithuania, mobile	5	5	20
Latvia, mobile	4	4	22
Estonia, mobile	1	1	5
Croatia, mobile	2	1	7
Total internal sales	13	11	57

NOTE 3 OPERATING EXPENSES
EBITDA
Tele2 Croatia has as part of its ordinary course of business entered into factoring agreements with Croatian banks, whereby Tele2 assigns to the banks some of its accounts receivables relating to third party distribution of prepaid vouchers. One of the third-party distributors, Tisak, is part of the Croatian Agrokor Group that currently is facing liquidity and solvency problems. Since the banks have not been able to collect payment for assigned and due accounts receivables from Tisak, they have instead requested payment from Tele2. In Q4 2017, a provision for doubtful receivables was recorded affecting the EBITDA in Croatia negatively by SEK 89 million related to this factoring dispute and receivables on Tisak. The collection process is still ongoing with a number of different activities in process.

Bridge from EBITDA to EBIT
SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
EBITDA	1,628	1,523	6,429
Acquisition costs	–49	–	–20
Integration costs	–21	–81	–159
Challenger program	–	–24	–78
Total items affecting comparability	–70	–105	–257
Depreciation/amortization and impairment	–620	–636	–2,586
Result from shares in joint ventures and associated companies	14	–	–
EBIT	952	782	3,586

Items affecting comparability in segment reporting

Acquisition costs
SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
Com Hem, Sweden	–49	–	–20
Total acquisition costs	–49	–	–20
of which:
-other operating expenses	–49	–	–20

Integration costs
SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
TDC, Sweden	–21	–74	–144
Altel, Kazakhstan	–	–7	–15
Total integration costs	–21	–81	–159
of which:
-cost of service provided	–1	–30	–40
-selling expenses	–	–23	–23
-administrative expenses	–20	–28	–96
of which:
-redundancy costs	–4	–57	–62
-other employee and consultancy costs	–6	–10	–63
-exit of contracts and other costs	–11	–14	–34

Challenger program:  restructuring costs
SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
Costs of service provided	–	–2	–7
Selling expenses	–	–1	–1
Administrative expenses	–	–21	–70
Total Challenger program costs	–	–24	–78
of which:
-redundancy costs	–	–6	–31
-other employee and consultancy costs	–	–17	–46
-exit of contracts and other costs	–	–1	–1

The Challenger program ended on December 31, 2017. For additional information, please refer to the 2017 Annual Report, Note 6.

Tele2 – Interim Report January–March 2018 23 (35)

NOTE 4 OTHER FINANCIAL ITEMS
Other financial items in the income statement consist of the following items.

SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
Change in fair value, earn out Kazakhstan	–72	–38	–332
Exchange rate differences	6	10	9
EUR net investment hedge, interest component	–	–1	–3
Other financial expenses	–17	–2	–12
Total other financial items	–83	–31	–338

The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on March 31, 2018 and December 31, 2017 valued at SEK 504 (432) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on March 31, 2018 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

NOTE 5 TAXES
The difference between recorded tax expense for the Group and the tax expense based on tax rate in Sweden of 22 percent, consists of the below listed components.

	2018		2017		2017
SEK million	Jan 1-Mar 31		Jan 1-Mar 31		Full year
Profit before tax	800		678		2,956

Tax expense/income
Theoretic tax according to tax rate in Sweden	–176	–22.0%	–149	–22.0%	–650	–22.0%

Tax effect of
Change in fair value, earn-out Kazakhstan	–16	–2.0%	–8	–1.2%	–73	–2.4%
Valuation tax loss-carry forwards	2	0.2%	19	2.8%	560	18.9%
Change of not valued tax loss-carry forwards	3	0.4%	–17	–2.5%	56	1.9%
Other	–23	–2.9%	–28	–4.1%	–154	–5.2%
Tax expense and effective tax rate	–210	–26.3%	–183	–27.0%	–261	–8.8%

In Q4 2017, taxes were positively affected by a reassessment of the previously not recognized deferred tax assets relating to loss carry forwards and temporary differences in Kazakhstan of SEK 478 million.
In Q1 and Q3 2017, taxes were positively affected by a valuation of deferred tax assets in Germany of SEK 19 million and SEK 62 million respectively.
In Q2 2017, the Administrative Court in Stockholm rejected Tele2 Sweden’s claims for a deduction of interest expenses on intra-group loans related to the years 2013 and 2014 according to interest limitation rules introduced in 2013. Tele2 has appealed the Administrative Court’s rulings. The decision did not have any effect on Tele2’s results since the amounts were already reserved. As of March 31, 2018 the reserved amount was SEK 319 million related to interest expense deductions made in the years 2013 and onwards.

NOTE 6 FINANCIAL ASSETS AND LIABILITIES
Net debt and economic net debt
SEK million	Mar 31, 2018	Mar 31, 2017	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Interest-bearing non-current and current liabilities	12,090	12,765	12,309	12,431	10,991	9,190
Excluding equipment financing	–1	–50	–8	–70	–	–
Excluding provisions	–1,057	–1,411	–1,004	–1,399	–926	–807
Cash & cash equivalents, current investments and restricted funds	–446	–760	–806	–279	–139	–189
Derivatives	–1	–	–17	–55	–48	–47
Net debt for assets classified as held for sale	–	–	–	–	–	–12
Net debt	10,585	10,544	10,474	10,628	9,878	8,135
Excluding:
-liabilities to Kazakhtelecom	–29	–26	–26	–24	–	–
-loan guaranteed by Kazakhtelecom	–260	–70	–246	–67	–	–
-liability for earn-out obligation Kazakhstan	–504	–138	–432	–100	–	–
Economic net debt	9,792	10,310	9,770	10,437	9,878	8,135

Financing
	Interest-bearing liabilities
	Mar 31, 2018		Dec 31, 2017
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	1,499	7,036	–	8,534
Commercial papers, Sweden	–	–	500	–
Financial institutions	126	1,523	39	1,473
	1,625	8,559	539	10,007
Provisions	94	963	73	931
Other liabilities	700	149	184	575
	2,419	9,671	796	11,513
Total interest-bearing liabilities		12,090		12,309

On January 10, 2018 Tele2 announced the merger plan with Com Hem, Sweden. Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility. Please refer to Note 11.
At present, Tele2 has a credit facility with a syndicate of banks. The facility has a tenor of five years with two one-year extension options. In Q1 2017, the facility was extended with one year to 2022 and in Q1 2018 with additionally one year to 2023. The facility amounts to EUR 760 million. In 2016, Tele2 entered into a six-year loan agreement with European Investment Bank (EIB) amounting to EUR 125 million. On March 31, 2018 both facilities were unutilized. On April 6, 2018, the EIB facility was utilized by EUR 125 million.
At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. On March 31, 2018 and December 31, 2017 the reported debt amounted to SEK 29 (26) million and the nominal value to SEK 306 (289) million.

Transfer of right of payment of receivables
In Q1 2016 and onwards, Tele2 Sweden started to transfer the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. During 2018, the right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 302 (Q1 2017:  417, and full year 2017:  1,327) million.

Tele2 – Interim Report January–March 2018 24 (35)

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2018, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions except for the adoption from January 1, 2018, of an expected credit loss model for financial assets triggered by IFRS 9.

	Mar 31, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	603	–	604	604
Accounts receivables	–	–	2,133	–	2,133	2,133
Other current receivables	1	–	2,892	–	2,893	2,893
Current investments	–	–	3	–	3	3
Cash and cash equivalents	–	–	441	–	441	441
Assets classified as held for sale	–	–	2,115	–	2,115	2,115
Total financial assets	1	1	8,187	–	8,189	8,189
Liabilities to financial institutions and similar liabilities	–	–	–	10,184	10,184	10,247
Other interest-bearing liabilities	185	516	–	148	849	882
Accounts payable	–	–	–	1,740	1,740	1,740
Other current liabilities	–	–	–	1,365	1,365	1,365
Liabilities directly associated with assets classified as held for sale	–	–	–	882	882	882
Total financial liabilities	185	516	–	14,319	15,020	15,116

	Dec 31, 2017
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	658	–	659	659
Accounts receivables	–	–	2,224	–	2,224	2,224
Other current receivables	17	–	2,902	–	2,919	2,919
Current investments	–	–	3	–	3	3
Cash and cash equivalents	–	–	802	–	802	802
Assets classified as held for sale	–	–	2,079	–	2,079	2,079
Total financial assets	17	1	8,668	–	8,686	8,686
Liabilities to financial institutions and similar liabilities	–	–	–	10,546	10,546	10,629
Other interest-bearing liabilities	156	456	–	147	759	790
Accounts payable	–	–	–	2,093	2,093	2,093
Other current liabilities	–	–	–	1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	–	–	–	967	967	967
Total financial liabilities	156	456	–	15,158	15,770	15,884

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.
SEK million	Mar 31, 2018		Dec 31, 2017
	Assets	Liabilities	Assets	Liabilities
As of January 1	1	456	1	124
Changes in fair value, earn-out Kazakhstan	–	72	–	332
Other contingent considerations:
-paid	–	–12	–	–8
-other changes	–	–	–	8
As of the end of the period	1	516	1	456

In Q4 2017, a liability was reported for the long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business (internet-of-things). The estimated fair value amounted on March 31, 2018 and December 31, 2017 to SEK 3 (3) million. The program is built on transferrable synthetic options, refer to Note 10 for further information. The fair value of the liability is determined with support from an independent valuation institute.
In Q2 2017, the deferred consideration to the former owner of TDC Sweden was settled.
In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In Q1 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on March 31, 2018 and December 31, 2017 to SEK 9 (21) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on March 31, 2018 and December 31, 2017 to SEK 504 (432) million. The fair value was calculated based on expected future cash flows of the jointly owned company, please refer to Note 4.

NOTE 7 RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations, for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.
	2018	2017	2017	2017	2017	2016
SEK million	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Cash and cash equivalents in joint operations	46	67	15	16	17	60

Kazakhtelecom has 49 percent of the voting rights in the combined company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2017. Other related parties are presented in Note 37 of the 2017 Annual Report.

NOTE 8 CAPEX
Bridge from CAPEX to paid CAPEX
SEK million	2018 Jan 1-Mar 31	2017 Jan 1-Mar 31	2017 Full year
CAPEX, continued operations	–412	–384	–1,936
CAPEX, discontinued operations	–187	–243	–1,028
CAPEX, total operations	–599	–627	–2,964
This year’s unpaid CAPEX and paid CAPEX from previous year	–250	–229	–261
Received payment of sold non-current assets	9	9	12
Paid CAPEX	–840	–847	–3,213

Tele2 – Interim Report January–March 2018 25 (35)

NOTE 9 CONTINGENT LIABILITIES AND ASSETS
SEK million	Mar 31, 2018	Dec 31, 2017
Asset dismantling obligation	157	149
Total contingent liabilities*	157	149

* including discontinued operations

Contingent assets
In May 2016, the Stockholm District Court ordered Telia to pay damages to Tele2 concerning Telia’s abuse of its dominant position on wholesale ADSL-services. The judgement was appealed by both parties and the Court of Appeal has on December 21, 2017 passed its judgement in the case and thereby rejected Tele2’s damage claim and obliged Tele2 to cover Telia’s costs for trial (approximately SEK 24 million). Tele2 has appealed the Court of Appeal’s judgement. Due to the uncertainty in the final outcome Tele2 has not recognized any revenues or costs relating to the case.

Contingent liabilities
Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.
Additional information about other contractual commitments is provided in Note 29 in the 2017 Annual Report.

NOTE 10 EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Mar 31, 2018	Dec 31, 2017
Number of shares
Outstanding	502,755,553	502,755,553
In own custody	4,144,459	4,144,459
Weighted average	502,755,553	502,614,759
After dilution	505,603,843	505,931,001
Weighted average, after dilution	505,907,485	505,637,139

Changes of number of shares during previous year are stated in Note 24 in the 2017 Annual Report.

Outstanding share rights
	Mar 31, 2018	Dec 31, 2017
Number of outstanding share rights
LTI 2017–2020	1,369,574	1,373,574
LTI 2016–2019	1,063,076	1,065,265
LTI 2015–2018	456,482	736,609
Total outstanding share rights	2,889,132	3,175,448
of which will be settled in cash	40,842	–

All outstanding long-term incentive programs (LTI 2015, LTI 2016 and LTI 2017) are based on the same structure and additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2017 Annual Report. During the first three months 2018, the total cost before tax for the long-term incentive programs (LTI) amounted to SEK 8 (9) million.

LTI 2015
The exercise of the share rights in LTI 2015 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2015 until March 31, 2018. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 449,138 will be exchanged for shares in Tele2 and 7,344 share rights will be exchanged for cash during Q2 2018.

	Retention and performance-based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	36.7%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	9%	12%	4.7%	0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	34.2%	100%

Outstanding synthetic options
At the Annual General Meeting held on May 9, 2017, the shareholders approved a long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business (internet-of-things). The program is built on transferrable synthetic options. Additional information is stated in Note 33 of the 2017 Annual Report. During the first three months 2018, the total cost before tax for the IoTP incentive program amounted positively to SEK 1 (-) million.

Dividend
Tele2’s Board of Directors has proposed a dividend of SEK 4.00 per share in respect of the financial year 2017 to be approved at the Annual General Meeting in May 2018. This corresponds to a total of SEK 2,011 million.

ROCE, return on capital employed
	2018	2017	2017	2016	2015	20141)
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Full year	Full year	Full year
EBIT, total operation	704	669	1,468	–1,312	3,973	3,102
Financial income, total operation	10	5	47	18	9	26
Return	714	674
Annualized return	2,856	2,696	1,515	–1,294	3,982	3,128
in relation to
Total assets	29,301	41,412	29,516	41,152	36,769	36,015
Non-interest bearing
liabilities	–7,610	–9,555	–8,154	–10,083	–7,482	–7,227
Provisions for asset dismantling	–824	–1,176	–795	–1,160	–771	–634
Capital employed for assets classified as held for sale	8,745	–	8,360	–	–	3,098
Capital employed, closing balance	29,612	30,681	28,927	29,909	28,516	31,252
Capital employed, average	29,270	30,295	29,418	29,213	29,884	30,893
ROCE, %	9.8	8.9	5.1	–4.4	13.3	10.1

1) 2014 is not recalculated for IFRS 15

NOTE 11 BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions and divestments of shares and participations affecting cash flow were as follows:
	2018	2017
SEK million	Jan 1-Mar 31	Full year
Acquisitions
Mobile payment, Lithuania	–	–7
TDC, Sweden	–	–8
Kombridge, Sweden	–4	–
Altlorenscheuerhof, Luxembourg repayment capital contribution	1	–
Total acquisition of shares and participations	–3	–15

Divestments
Tele2 Austria	–	676
Total sale of shares and participations	–	676

TOTAL CASH FLOW EFFECT	–3	661

Tele2 – Interim Report January–March 2018 26 (35)

ACQUISITIONS
Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger will, if approved by the shareholders, be implemented by Tele2 absorbing Com Hem. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion. The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, which are currently expected to be held in second half of 2018 as well as approval from the relevant competition authorities. The merger is expected to be completed during second half of 2018.
Additional information about acquisitions made in 2017 is provided in Note 15 in the 2017 Annual Report.
DISCONTINUED OPERATIONS
Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.
The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in the second half of 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.
Net sales
In Q1 2017, net sales in Netherlands was positively affected by a SEK 53 million revaluation of handset receivables.
EBITDA
In Q4 2017, the EBITDA for fixed broadband in Netherlands was positively affected by SEK 97 million, as well as interest income of SEK 23 million reported as financial items, related to a finally resolved dispute with KPN concerning retroactive fees for collocation of broadband equipment.
In Q2 2017, the EBITDA for fixed broadband in Netherlands was negatively affected by SEK 64 million related to the provision for the ongoing dispute with KPN concerning retroactive price adjustment for rented copper lines.
In Q1 2017, the EBITDA in Netherlands was positively affected in total by SEK 95 million of which mobile by SEK 77 million, as a result mainly of the revaluation of handset receivables as stated above and fixed broadband by SEK 18 million as a result of a settlement of a dispute.
In Q4 2016, a provision for a dispute was recorded in Netherlands affecting the EBITDA for mobile negatively by SEK 36 million.
EBIT
In Q4 2017, the profit/loss on disposal of operation in Netherlands was negatively affected by SEK 71 million related to sales costs.
In Q4 2017, a goodwill impairment loss of SEK 1,194 million was recognized (as cost of service provided) related to the cash generating unit Netherlands. The impairment was based on a valuation of Tele2’s share in the combined Tele2 and T-Mobile operations, a merger which was announced in December 2017. In the latest assessment of the standalone plan, the investments needed to reach a sustainable operation were deemed to be more challenging than previously expected. This was not fully balanced by the incremental value created by the announced merger with T-Mobile.
Income statement
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	1,537	1,707	6,622	1,537	1,551	1,650	1,714	1,707	1,699
Impairment of goodwill	–	–	–1,194	–	–1,194	–	–	–	–26
Cost of services provided	–1,115	–1,144	–4,699	–1,115	–1,082	–1,185	–1,288	–1,144	–1,268
Gross profit/loss	422	563	729	422	–725	465	426	563	405
Selling expenses	–440	–448	–1,760	–440	–436	–413	–463	–448	–521
Administrative expenses	–226	–209	–802	–226	–191	–204	–198	–209	–253
Other operating income	1	–	3	1	1	–	2	–	–
Other operating expenses	–2	–1	–4	–2	–1	–1	–1	–1	–6
Operating profit, EBIT	–245	–95	–1,834	–245	–1,352	–153	–234	–95	–375
Interest income/costs	–1	–	8	–1	22	–1	–13	–	–1
Profit after financial items, EBT	–246	–95	–1,826	–246	–1,330	–154	–247	–95	–376
Income tax from the operation	–	–6	–27	–	–7	–9	–5	–6	–4
NET LOSS FROM THE OPERATION	–246	–101	–1,853	–246	–1,337	–163	–252	–101	–380

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	–3	–18	–284	–3	–305	39	–	–18	–7
-of which Netherlands	–3	–	–71	–3	–71	–	–	–	–
-of which Austria	–	–	–234	–	–234	–	–	–	–
-of which Russia, sold 2013	–	–18	–17	–	–	1	–	–18	–7
-of which Italy, sold 2007	–	–	38	–	–	38	–	–	–
NET LOSS	–249	–119	–2,137	–249	–1,642	–124	–252	–119	–387

Earnings per share (SEK)	–0.50	–0.24	–4.30	–0.50	–3.32	–0.24	–0.50	–0.24	–0.95
Earnings per share, after dilution (SEK)	–0.50	–0.24	–4.30	–0.50	–3.32	–0.24	–0.50	–0.24	–0.95

Total operating profit/loss, EBIT
Operating profit from the operation	–245	–95	–1,834	–245	–1,352	–153	–234	–95	–375
Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	–3	–18	–284	–3	–305	39	–	–18	–7
Total operating loss	–248	–113	–2,118	–248	–1,657	–114	–234	–113	–382

Tele2 – Interim Report January–March 2018 27 (35)

Balance sheet
Assets held for sale refer to the Dutch operation.
	2018	2017
SEK million	Mar 31	Dec 31
ASSETS
NON-CURRENT ASSETS
Goodwill	1,017	973
Other intangible assets	1,300	1,271
Intangible assets	2,317	2,244
Tangible assets	5,205	5,027
Financial assets	612	550
Contract costs	191	191
Deferred tax assets	109	105
NON-CURRENT ASSETS	8,434	8,117

CURRENT ASSETS
Inventories	160	130
Current receivables	1,852	1,908
CURRENT ASSETS	2,012	2,038

ASSETS CLASSIFIED AS HELD FOR SALE	10,446	10,155

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	265	251
NON-CURRENT LIABILITIES	265	251

CURRENT LIABILITIES
Non-interest-bearing liabilities	1,659	1,757
CURRENT LIABILITIES	1,659	1,757
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	1,924	2,008

Cash flow statement
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
OPERATING ACTIVITIES
Operating loss	–248	–113	–2,118	–248	–1,657	–114	–234	–113	–382
Adjustments for non-cash items in operating loss	263	300	2,529	263	1,709	237	283	300	357
Financial items paid	23	–1	–14	23	–	–	–13	–1	–1
Taxes paid	–	–	7	–	7	–	–	–	–8
Cash flow from operations before changes in working capital	38	186	404	38	59	123	36	186	–34
Changes in working capital	47	–137	–76	47	–167	150	78	–137	–41
CASH FLOW FROM OPERATING ACTIVITIES	85	49	328	85	–108	273	114	49	–75

INVESTING ACTIVITIES
CAPEX paid	–390	–275	–957	–390	–197	–219	–266	–275	–309
Free cash flow	–305	–226	–629	–305	–305	54	–152	–226	–384
Sale of shares1)	–	–	676	–	676	–	–	–	–
Other financial assets	–	16	20	–	–	–	4	16	–
Cash flow from investing activities	–390	–259	–261	–390	479	–219	–262	–259	–309
CASH FLOW AFTER INVESTING ACTIVITIES	–305	–210	67	–305	371	54	–148	–210	–384

FINANCING ACTIVITIES
Changes of loans, net	–	–3	–12	–	–2	–3	–4	–3	–4
Cash flow from financing activities	–	–3	–12	–	–2	–3	–4	–3	–4
NET CHANGE IN CASH AND CASH EQUIVALENTS	–305	–213	55	–305	369	51	–152	–213	–388

1) refer to the Austrian operation divested in 2017

Tele2 – Interim Report January–March 2018 28 (35)

Additional information
	Numbers of customers			Net intake
	2018	2017	2017	2018	2017	2017	2017	2017	2016
Thousands	Mar 31	Mar 31	Dec 31	Q1	Q4	Q3	Q2	Q1	Q4
Mobile	1,243	1,062	1,213	30	43	57	51	16	55
Fixed broadband	325	345	329	–4	–3	–6	–7	–5	–1
Fixed telephony	31	40	33	–2	–2	–3	–2	–2	–3
Netherlands	1,599	1,447	1,575	24	38	48	42	9	51

Mobile	–	8	–	–	1	1	–	2	–
Fixed broadband	–	92	–	–	–1	–1	–2	–2	–2
Fixed telephony	–	113	–	–	–1	–4	–2	–4	–3
Austria	–	213	–	–	–1	–4	–4	–4	–5

Mobile	1,243	1,070	1,213	30	44	58	51	18	55
Fixed broadband	325	437	329	–4	–4	–7	–9	–7	–3
Fixed telephony	31	153	33	–2	–3	–7	–4	–6	–6
Numbers of customers and net intake	1,599	1,660	1,575	24	37	44	38	5	46
Divested companies				–	–204	–	–	–	–
-of which Austria				–	–204	–	–	–	–
Numbers of customers and net intake	1,599	1,660	1,575	24	–167	44	38	5	46

	Net sales
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
Mobile	889	719	2,956	889	811	702	724	719	655
Fixed broadband	492	526	2,040	492	495	492	527	526	549
Fixed telephony	45	57	196	45	34	50	55	57	63
Other operations	122	128	503	122	121	126	128	128	140
Netherlands	1,548	1,430	5,695	1,548	1,461	1,370	1,434	1,430	1,407

Mobile	–	4	16	–	2	5	5	4	4
Fixed broadband	–	185	608	–	65	176	182	185	196
Fixed telephony	–	30	104	–	9	37	28	30	33
Other operations	–	66	230	–	20	71	73	66	63
Austria	–	285	958	–	96	289	288	285	296

Mobile	889	723	2,972	889	813	707	729	723	659
Fixed broadband	492	711	2,648	492	560	668	709	711	745
Fixed telephony	45	87	300	45	43	87	83	87	96
Other operations	122	194	733	122	141	197	201	194	203
	1,548	1,715	6,653	1,548	1,557	1,659	1,722	1,715	1,703
Internal sales, elimination	–11	–8	–31	–11	–6	–9	–8	–8	–4
-of which Netherlands, mobile	–11	–6	–22	–11	–5	–6	–5	–6	–
-of which Netherlands, other operations	–	–	–1	–	–	–1	–	–	–3
-of which Austria, mobile	–	–2	–8	–	–1	–2	–3	–2	–1
Net sales	1,537	1,707	6,622	1,537	1,551	1,650	1,714	1,707	1,699

	Mobile net sales split
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
End-user service revenue	555	419	1,935	555	540	502	474	419	403
Operator revenue	31	55	178	31	30	32	61	55	52
Equipment revenue	292	239	821	292	236	162	184	239	200
Internal sales	11	6	22	11	5	6	5	6	-
Netherlands	889	719	2,956	889	811	702	724	719	655

End-user service revenue	–	2	7	–	1	3	1	2	2
Operator revenue	–	–	1	–	–	1	–	–	1
Equipment revenue	–	–	–	–	–	–1	1	–	–
Internal sales	–	2	8	–	1	2	3	2	1
Austria	–	4	16	–	2	5	5	4	4

End-user service revenue	555	421	1,942	555	541	505	475	421	405
Operator revenue	31	55	179	31	30	33	61	55	53
Equipment revenue	292	239	821	292	236	161	185	239	200
Internal sales	11	8	30	11	6	8	8	8	1
Mobile net sales	889	723	2,972	889	813	707	729	723	659

Tele2 – Interim Report January–March 2018 29 (35)

	EBITDA
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
Mobile	–86	–42	–257	–86	–68	–55	–92	–42	–224
Fixed broadband	67	122	443	67	188	87	46	122	123
Fixed telephony	3	8	11	3	–8	4	7	8	10
Other operations	49	63	229	49	48	59	59	63	71
Netherlands	33	151	426	33	160	95	20	151	–20

Mobile	–	–11	–38	–	–5	–14	–8	–11	–18
Fixed broadband	–	46	149	–	18	42	43	46	50
Fixed telephony	–	16	59	–	5	24	14	16	17
Other operations	–	1	4	–	2	5	–4	1	2
Austria	–	52	174	–	20	57	45	52	51

Other operations	–13	–13	–73	–13	–16	–31	–13	–13	–31
-of which Netherlands	–13	–11	–64	–13	–15	–26	–12	–11	–27
-of which Austria	–	–2	–9	–	–1	–5	–1	–2	–4
Other	–13	–13	–73	–13	–16	–31	–13	–13	–31

Mobile	–86	–53	–295	–86	–73	–69	–100	–53	–242
Fixed broadband	67	168	592	67	206	129	89	168	173
Fixed telephony	3	24	70	3	–3	28	21	24	27
Other operations	36	51	160	36	34	33	42	51	42
EBITDA	20	190	527	20	164	121	52	190	–

	EBIT
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
Mobile	–189	–140	–710	–189	–225	–152	–193	–140	–361
Fixed broadband	–83	–24	–147	–83	36	–55	–104	–24	–18
Fixed telephony	–2	3	–9	–2	–13	–1	2	3	5
Other operations	31	44	157	31	31	40	42	44	54
	–243	–117	–709	–243	–171	–168	–253	–117	–320
Impairment of goodwill	–	–	–1,194	–	–1,194	–	–	–	–26
Challenger program	–	–4	–	–	5	–	–1	–4	–19
Other items affecting comparability	–2	–	–	–2	–	–	–	–	–
Netherlands	–245	–121	–1,903	–245	–1,360	–168	–254	–121	–365

Mobile	–	–14	–48	–	–5	–18	–11	–14	–22
Fixed broadband	–	30	96	–	11	28	27	30	28
Fixed telephony	–	13	51	–	4	22	12	13	14
Other operations	–	–2	–6	–	1	2	–7	–2	–1
	–	27	93	–	11	34	21	27	19
Challenger program	–	–	–1	–	–	–	–1	–	–9
Austria	–	27	92	–	11	34	20	27	10

Other operations	–	–1	–23	–	–3	–19	–	–1	–20
-of which Netherlands	–	–1	–20	–	–3	–16	–	–1	–17
-of which Austria	–	–	–3	–	–	–3	–	–	–3
Other	–	–1	–23	–	–3	–19	–	–1	–20

Mobile	–189	–154	–758	–189	–230	–170	–204	–154	–383
Fixed broadband	–83	6	–51	–83	47	–27	–77	6	10
Fixed telephony	–2	16	42	–2	–9	21	14	16	19
Other operations	31	41	128	31	29	23	35	41	33
	–243	–91	–639	–243	–163	–153	–232	–91	–321
Impairment of goodwill	–	–	–1,194	–	–1,194	–	–	–	–26
Challenger program	–	–4	–1	–	5	–	–2	–4	–28
Other items affecting comparability	–2	–	–	–2	–	–	–	–	–
EBIT from the operation	–245	–95	–1,834	–245	–1,352	–153	–234	–95	–375

Tele2 – Interim Report January–March 2018 30 (35)

	Bridge from EBITDA to EBIT
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
EBITDA	20	190	527	20	164	121	52	190	–
Impairment of goodwill	–	–	–1,194	–	–1,194	–	–	–	–26
Challenger program	–	–4	–1	–	5	–	–2	–4	–28
Other items affecting comparability	–2	–	–	–2	–	–	–	–	–
Total items affecting comparability	–2	–4	–1,195	–2	–1,189	–	–2	–4	–54

Depreciation/amortization and other impairment	–263	–281	–1,166	–263	–327	–274	–284	–281	–321
–of which Netherlands	–263	–258	–1,091	–263	–319	–253	–261	–258	–290
–of which Austria	–	–23	–75	–	–8	–21	–23	–23	–31
EBIT from the operation	–245	–95	–1,834	–245	–1,352	–153	–234	–95	–375

	CAPEX
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
Mobile	132	158	679	132	244	107	170	158	209
Fixed broadband	36	47	195	36	68	32	48	47	64
Fixed telephony	13	12	58	13	21	10	15	12	3
Other operations	12	14	63	12	23	10	16	14	13
Netherlands	193	231	995	193	356	159	249	231	289

Mobile	–	–	2	–	–1	1	2	–	1
Fixed broadband	–	9	34	–	2	14	9	9	16
Fixed telephony	–	1	4	–	–	2	1	1	1
Other operations	–	2	6	–	–	2	2	2	2
Austria	–	12	46	–	1	19	14	12	20

Other operations	–6	–	–13	–6	–3	–4	–6	–	6
-of which Netherlands	–6	–	–13	–6	–4	–4	–5	–	–
-of which Austria	–	–	–	–	1	–	–1	–	6
Other	–6	–	–13	–6	–3	–4	–6	–	6

Mobile	132	158	681	132	243	108	172	158	210
Fixed broadband	36	56	229	36	70	46	57	56	80
Fixed telephony	13	13	62	13	21	12	16	13	4
Other operations	6	16	56	6	20	8	12	16	21
CAPEX	187	243	1,028	187	354	174	257	243	315

	Bridge from CAPEX to paid CAPEX
	2018	2017	2017	2018	2017	2017	2017	2017	2016
SEK million	Jan 1-Mar 31	Jan 1-Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
CAPEX	–187	–243	–1,028	–187	–354	–174	–257	–243	–315

This year unpaid CAPEX and paid CAPEX from previous year	–203	–32	67	–203	153	–45	–9	–32	6
-of which Netherlands	–203	–32	64	–203	154	–45	–13	–32	6
-of which Austria	–	–	3	–	–1	–	4	–	–

Received payment of sold non-current assets	–	–	4	–	4	–	–	–	–
-of which Austria	–	–	4	–	4	–	–	–	–
Paid CAPEX	–390	–275	–957	–390	–197	–219	–266	–275	–309

Tele2 – Interim Report January–March 2018 31 (35)

NOTE 12 IFRS 15 REVENUES FROM CONTRACTS WITH CUSTOMERS
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with retrospective application. Description of the changes as a result of applying IFRS 15 and the effects on the full year 2017 are found in the 2017 Annual Report, Note 35. The impairment loss in Netherlands reported in Q3 2016, has been adjusted due to the positive effect on the booked value of Tele2 Netherlands following the adoption of IFRS 15. Incremental costs incurred when obtaining a contract with a customer are capitalized, these costs are typically retailer commissions or sales bonuses. The asset is amortized on a straight-line basis over the average customer life period, assessed at portfolio level. Amortization is recognized as an operational cost, in order for this cost to be reflected in the operational business.
Amortization periods are the following:
Consumer contracts	3–24 months
Business contracts	3–72 months
The effects per quarter and on segment reporting are stated below.
Balance sheet
	2018	2018	2017	2017	2017	2017	2017	2016
	Jan 1	Jan 1	Dec 31	Dec 31	Dec 31	Jan 1	Jan 1	Dec 31
SEK million	Restated	Change IFRS 9	Restated	Change IFRS 15	Reported	Restated	Change IFRS 15	Reported
ASSETS

NON-CURRENT ASSETS
Goodwill	5,517	–	5,517	–	5,517	7,598	–131	7,729
Other intangible assets	4,106	–	4,106	–	4,106	5,821	–	5,821
Intangible assets	9,623	–	9,623	–	9,623	13,419	–131	13,550
Tangible assets	8,577		8,577	–	8,577	14,376	–	14,376
Receivable from sold equipment	642	–7	649	20	629	879	31	848
Other financial assets	145	–	145	–	145	476	–	476
Financial assets	787	–7	794	20	774	1,355	31	1,324
Contract costs	380	–	380	380	–	617	617	–
Deferred tax assets	1,722		1,722	–	1,722	1,692	–10	1,702
NON-CURRENT ASSETS	21,089	–7	21,096	400	20,696	31,459	507	30,952

CURRENT ASSETS
Inventories	687	–	687	–	687	655	–	655
Receivable from sold equipment	1,759	–21	1,780	31	1,749	2,945	54	2,891
Accounts receivable	2,236	12	2,224	–	2,224	2,584	–	2,584
Other current receivables	1,194	33	1,161	–	1,161	924	–	924
Prepaid expenses and accrued income	1,763	–	1,763	–4	1,767	2,176	–17	2,193
Current receivables	6,952	24	6,928	27	6,901	8,629	37	8,592
Current investments	3	–	3	–	3	21	–	21
Cash and cash equivalents	802	–	802	–	802	257	–	257
CURRENT ASSETS	8,444	24	8,420	27	8,393	9,562	37	9,525

ASSETS CLASSIFIED AS HELD FOR SALE	10,108	–47	10,155	104	10,051	–	–	–

ASSETS	39,641	–30	39,671	531	39,140	41,021	544	40,477

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company	17,257	–42	17,299	286	17,013	18,785	311	18,474
Non-controlling interests	–99	–	–99	–	–99	–278	–	–278
EQUITY	17,158	–42	17,200	286	16,914	18,507	311	18,196

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,513	–	11,513	–	11,513	9,030	–	9,030
Deferred tax liability	1,250	1	1,249	49	1,200	1,114	48	1,066
NON-CURRENT LIABILITIES	12,763	1	12,762	49	12,713	10,144	48	10,096

CURRENT LIABILITIES
Interest-bearing liabilities	796	–	796	–	796	3,401	–	3,401
Other current liabilities	3,631	11	3,620	–	3,620	4,608	–	4,608
Accrued expenses and deferred income	3,285	–	3,285	71	3,214	4,361	185	4,176
Non-interest-bearing liabilities	6,916	11	6,905	71	6,834	8,969	185	8,784
CURRENT LIABILITIES	7,712	11	7,701	71	7,630	12,370	185	12,185

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,008	–	2,008	125	1,883	–	–	–

EQUITY AND LIABILITIES	39,641	–30	39,671	531	39,140	41,021	544	40,477

Tele2 – Interim Report January–March 2018 32 (35)

Income statement
	2017	2017	2017	2017	2017	2016
SEK million	Full year	Q4	Q3	Q2	Q1	Q4
CONTINUING OPERATIONS
Net sales	–240	–67	–41	–61	–71	–55
Cost of services provided	262	71	58	62	71	64
Gross profit	22	4	17	1	–	9
Selling expenses	–	8	–6	5	–7	9
EBIT	22	12	11	6	–7	18
Income tax	1	–1	–	–	2	–
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	23	11	11	6	–5	18

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	–52	–41	–8	–1	–2	1
NET PROFIT/LOSS	–29	–30	3	5	–7	19

ATTRIBUTABLE TO
Equity holders of the parent company	–29	–30	3	5	–7	19

Earnings per share (SEK)	–0.06	–0.06	–	0.02	–0.02	0.04
Earnings per share, after dilution (SEK)	–0.06	–0.06	–	0.02	–0.02	0.04

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	23	11	11	6	–5	18

Earnings per share (SEK)	0.05	0.03	0.02	0.01	–0.01	0.04
Earnings per share, after dilution (SEK)	0.05	0.03	0.02	0.01	–0.01	0.04

Cash flow statement
	2017	2017	2017	2017	2017	2016
SEK million	Full year	Q4	Q3	Q2	Q1	Q4
OPERATING ACTIVITIES
Operating profit/loss	–32	–29	3	4	–10	19
Adjustments for non-cash items in operating profit	20	20	–	–	–	1
Cash flow from operations before changes in working capital	–12	–9	3	4	–10	20
Changes in working capital	12	9	–3	–4	10	–20
CASH FLOW FROM OPERATING ACTIVITIES	–	–	–	–	–	–

Segments and additional information
	Net sales
	2017	2017	2017	2017	2017	2016
SEK million	Full year	Q4	Q3	Q2	Q1	Q4
Mobile	–248	–77	–47	–56	–68	–68
Fixed broadband	–3	–1	1	–3	–	1
Sweden	–251	–78	–46	–59	–68	–67
Lithuania, mobile	–12	–1	3	–5	–9	3
Latvia, mobile	4	5	–	–1	–	2
Estonia, mobile	6	2	1	1	2	1
Croatia, mobile	13	5	1	3	4	6
TOTAL
Mobile	–237	–66	–42	–58	–71	–56
Fixed broadband	–3	–1	1	–3	–	1
Net sales	–240	–67	–41	–61	–71	–55

Mobile	–256	–24	–24	–60	–148	–174
Fixed broadband	–13	–5	–3	–	–5	–5
Netherlands	–269	–29	–27	–60	–153	–179

Fixed broadband	3	1	1	–	1	1
Other operations	–	–1	1	–	–	–
Austria	3	–	2	–	1	1

Tele2 – Interim Report January–March 2018 33 (35)

	Mobile net sales split
	2017	2017	2017	2017	2017	2016
SEK million	Full year	Q4	Q3	Q2	Q1	Q4
End-user service revenue	13	–7	11	5	4	–2
Equipment revenue	–261	–70	–58	–61	–72	–66
Sweden	–248	–77	–47	–56	–68	–68
End-user service revenue	15	11	3	1	–	–1
Equipment revenue	–27	–12	–	–6	–9	4
Lithuania	–12	–1	3	–5	–9	3
End-user service revenue	–14	–3	–4	–3	–4	–3
Equipment revenue	18	8	4	2	4	5
Latvia	4	5	–	–1	–	2
End-user service revenue	–6	–2	–2	–1	–1	–1
Equipment revenue	12	4	3	2	3	2
Estonia	6	2	1	1	2	1
End-user service revenue	–34	–9	–9	–8	–8	–8
Equipment revenue	47	14	10	11	12	14
Croatia	13	5	1	3	4	6
TOTAL
End-user service revenue	–26	–10	–1	–6	–9	–15
Equipment revenue	–211	–56	–41	–52	–62	–41
Mobile net sales	–237	–66	–42	–58	–71	–56

End-user service revenue	–126	–30	–29	–35	–32	–35
Equipment revenue	–130	6	5	–25	–116	–139
Netherlands	–256	–24	–24	–60	–148	–174

	EBITDA and EBIT
	2017	2017	2017	2017	2017	2016
SEK million	Full year	Q4	Q3	Q2	Q1	Q4
Mobile	15	1	7	5	2	1
Fixed broadband	–10	–1	–2	–6	–1	1
Fixed telephony	–1	–	–1	–	–	–1
Other operations	2	2	–	4	–4	–1
Sweden	6	2	4	3	–3	–
Lithuania, mobile	–16	–3	1	–5	–9	11
Latvia, mobile	3	5	–1	–1	–	1
Estonia, mobile	7	1	2	2	2	1
Croatia, mobile	26	7	5	9	5	9
Germany, mobile	–4	–	–	–2	–2	–4
TOTAL
Mobile	31	11	14	8	–2	19
Fixed broadband	–10	–1	–2	–6	–1	1
Fixed telephony	–1	–	–1	–	–	–1
Other operations	2	2	–	4	–4	–1
EBITDA and EBIT	22	12	11	6	–7	18

Mobile	–14	–17	–4	1	6	7
Fixed broadband	–10	–3	–2	1	–6	–4
Netherlands, EBITDA	–24	–20	–6	2	–	3
Impairment of goodwill	–	–	–	–	–	–1
Netherlands, EBIT	–24	–20	–6	2	–	2

Mobile	–1	–	–	–1	–	–
Fixed broadband	–7	–	–2	–2	–3	–1
Other operations	–2	–1	–	–1	–	–
Austria, EBITDA	–10	–1	–2	–4	–3	–1
Sale of operations, loss	–20	–20	–	–	–	–
Austria, EBIT	–30	–21	–2	–4	–3	–1

Tele2 – Interim Report January–March 2018 34 (35)

IMPORTANT INFORMATION
The information included in this report is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail:  erik.pers@tele2.com, phone:  +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail:  petra.vonrohr@comhem.com, phone:  +46 734 39 06 54.
In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at:  http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this report may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this report, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.